Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 1-03562

This filing consists of questions and answers posted by Great Plains Energy Incorporated on its internal and external websites on April 4, 2007.

Great Plains Energy-Aquila-Black Hills Transaction
QUESTIONS & ANSWERS Update
April 4, 2007

The following employee questions have been received since the Great Plains Energy-Aquila-Black Hills transaction was announced on February 2, 2007

1. Will the Aquila acquisition affect the current KCP&L rate cases and will the rate cases fund the acquisition cost?

KCP&L’s current cases in Missouri and Kansas will be treated on a stand alone basis by the regulators, with approval of the merger likely taking place about the same time or shortly after our current cases are decided. We operate in a highly regulated environment and must get state regulatory approvals for our rates. The rate increases sought in the 2007 rate cases will cover elements of the Comprehensive Energy Plan going into service this year, along with higher fuel and operating costs. We expect that the synergies and other impacts of the Aquila transaction will be considered in KCP&L and Aquila future rate cases after the transaction closes.

2. At this point, could there be a counter-offer for Aquila ?

A higher offer for Aquila is unlikely, because the pending purchase resulted from a closed auction process in which other utilities and other parties were invited to bid.

We believe KCP&L is best positioned to capture synergies due to our being located adjacent to Aquila’s service territories, and our familiarity with the region, its operation and our proven track record with the Missouri Public Service Commission and Kansas Corporation Commission.

3. How is the Black Hills purchase of Aquila properties different from our purchase?

The Black Hills purchase is a purchase of specific utility assets from Aquila. Great Plains Energy is acquiring Aquila after the Black Hills transaction. When we acquire Aquila, it will primarily be a Missouri electric utility.

4. If the Aquila acquisition is achieved, how will it affect the company’s credit rating?

We have spent time with both Moody’s and S&P in evaluating the credit impacts of the transaction and we anticipate that, after closing, Aquila’s credit rating would be raised to investment grade and that KCP&L and GXP’s ratings would remain investment grade.

5. How long will the transition take once the acquisition is approved and what will happen to the company names?

We believe it will take about a year. The Aquila name will not be used by us after the transaction closes, but Aquila will still exist as a corporate entity, under a new name, to be determined, with its own customers, rate schedules and investment.

6. Will the CEP be updated to include Aquila’s investments, etc?

No, but we will work to integrate Aquila into our existing CEP where possible. Our overall energy plan for 2010-2015 will include both KCP&L and Aquila.

7. As KCP&L’s size grows, are there current plans to change KCP&L’s name?

There are no current plans to change KCP&L’s name. We believe that there is valuable brand equity in the Kansas City Power & Light name.

8. How will Aquila’s customer satisfaction levels, reliability and safety performance be affected by the acquisition?

A key goal of our Strategic Intent is to achieve Tier One status in all operations areas, and that goal will remain unchanged. We will continue to strive for Tier One safety, customer service and reliability as we integrate Aquila’s operations into ours. We also plan to invest capital to help drive toward those goals.

9. How do our IT systems fit with Aquila’s?

We have many common IT systems, including CIS and People Soft; however much work will be required to integrate the IT operations of the companies. Some of this integration will be done when the transaction closes, but systems work will probably continue well into the first year or two post closing. We will work together to meet auditing standards and execute integration effectively.

Information Concerning Forward-Looking Statements

Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information. These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy successfully integrating the acquired Aquila, Inc., businesses into its other operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from Great Plains Energy’s expectations; the actual resulting credit ratings of Great Plains Energy or Aquila, Inc., or their respective subsidiaries; the effects on the businesses of Great Plains Energy or Aquila, Inc., resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on Great Plains Energy or Aquila, Inc.; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy are set forth in its most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange Commission ("SEC"), which are available at www.greatplainsenergy.com. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the acquisition of Aquila, Inc., by Great Plains Energy, Great Plains Energy intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila, Inc.. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA, INC., ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA, INC., AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila, Inc., by contacting Aquila, Inc., 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.

Participants in Proxy Solicitation
Great Plains Energy, Aquila, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in Great Plains Energy’s Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on February 27, 2007, and the proxy statement for Great Plains Energy’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2007. Information regarding Aquila, Inc., directors and executive officers and their ownership of Aquila, Inc., common stock is set forth in Aquila’s Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and the proxy statement for Aquila’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2007. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila, Inc., and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.